SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 First Quarter 2018 Earnings Presentation.

1ST QUARTER 2018 EARNINGS WEBCAST May 09, 2018

DISCLAIMER Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing.

CONTENTS Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

HIGHLIGHTS Revenues of Ps 75.8 billion (+33.0%) Recurring Adj. EBITDA (1) of Ps 24.5 billion (+45.7%) Net Income of Ps 6.0 billion Operating cash flow of Ps 21.4 billion (-13.1%) See description of Recurring Adj. EBITDA in footnote (2) on page 15 Total hydrocarbon production down 4.2% Gasoline sales volumes increased by 5.9% Diesel sales volumes up 4.4%

CONTENTS Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

SAFETY AS A CORE VALUE TOTAL IFR # of people injured for each million hours worked 2008 - 2018

PRODUCTION CRUDE OIL PRODUCTION (KBBL/D) Total production decreased 4.2%. Natural gas was down 3.5% since there was lower demand of this product in this quarter and crude oil was down 2.7%. NATURAL GAS PRODUCTION (MM3/D) TOTAL PRODUCTION (KBOE/D) -2.7% -3.5% -4.2%

SHALE OIL & GAS UPDATE NET SHALE O&G PRODUCTION (KBOE/D) SHALE OIL HISTORICAL COST - LOMA CAMPANA (USD/BOE) SHALE GAS HISTORICAL COST - EL OREJANO (USD/MMBTU) 621 PRODUCING WELLS Total operated production ( Loma Campana + El Orejano + Bandurria+La Amarga Chica+ Narambuena + Bajo del Toro+ Bajada de Añelo ) Development cost for horizontal wells 14 NEW WELLS IN Q1 2018 90.7 KBOE/D Q1 2018 SHALE GROSS PRODUCTION (1) (2) (2)

YPF

SHALE OIL & GAS ACTIVITY


Ongoing Development
Operated Pilots
Non-operated Pilots
Volatile Oil to Gas and Condensate
BAJO DEL TORO
Statoil
CERRO LAS MINAS
XTO ENERGY
PAMPA DE LAS YEGUAS I
DOW
EL OREJANO
SAN ROQUE
BAJADA DE AÑELO
LA AMARGA CHICA
AGUADA DE CASTRO
AGUADA DE LA ARENA
BANDURRIA SUR
PETRONAS
AGUADA PICHANA OESTE
AGUADA PICHANA ESTE
LA CALERA
LOMA CAMPANA
Pan American ENERGY
LOMA LA LATA OESTE
LA RIBERA I
Chevron
TOTAL
wintershall
RINCON DEL MANGRULLO
LA RIBERA II
LINDERO ATRAVESADO
LAS TACANAS
Schlumberger

- Continue reducing development and lifting cost in growth areas and preparing new developments
- First 3200m lateral length well drilled successfully in Loma Campana. Completion expected Q2
- 2 to 3 new shale developments FID(1) expected in 2018
- 650 MUSD Capex in ongoing and new pilots in 2018 to prepare next 5 years FID´s(1)
- Currently operating 12 drilling rigs and 8 workovers in Vaca Muerta
- YPF partner of choice of international players: low cost and efficiency

(1) Final investment decision

9

DOWNSTREAM PERFORMANCE DOMESTIC SALES OF REFINED PRODUCTS (KM3) CRUDE PROCESSED (KBBL/D) Sales volumes in the domestic market were down by 1.0% due to lower fuel oil sales while higher-value added products sales increased. Refinery output remained essentially flat. -1.0% +5.9% +4.4% -0.3%

REFINED PRODUCTS DEMAND MONTHLY DIESEL SALES (KM3) MONTHLY GASOLINE SALES (KM3) Strong gasoline and diesel demand pushed volumes sold up 5.9% and 4.4% respectively. Market share increased in both products. 55.1% Gasoline Market Share 2017 56.7% Diesel Market Share 2017 56.0% 2018 57.5% 2018 54.8% 2016 56.1% 2016 + 0.8% +4.4% +5.9%

1.8 GW(1) of installed capacity in YPF EE. Strong pipeline of projects under construction to reach ~2.4 GW by 2020 Capitalized YPF EE by bringing along GE as partner with 25% share in exchange of USD 275 M, plus a contingent payment of USD 35 M GAS & ENERGY UPDATE Implied valuation of USD 1,100 M to USD1,240 M (1) In addition, YPF has 157 MW of installed capacity within its upstream business.

CAPEX BREAKDOWN Capex was up 24.5% in peso terms and 1% lower in USD terms. +24.5% (IN MILLIONS OF PS) Downstream Upstream Activity breakdown: 48% in refining, 29% in logistics, 11% in chemical and 12% in marketing. Activity breakdown: 71.2% in drilling and workovers, 17.6% in facilities, 7.4% in exploration and 3.8% in other upstream activities.

CONTENTS Q1 2018 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

RESULTS EXPRESSED IN US DOLLARS REVENUES (1) (IN MILLIONS OF USD) Recurring Adj. EBITDA increased by 15.8% driven by a 5.8% increase in Revenues above Cash cost increase of 5.2%. YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 15.63 and Ps 19.65 per U.S $1.00 for Q1 2017 and Q1 2018, respectively. Recurring Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. excluding the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion. Excludes the profit of YPF S.A.'s investment in YPF Energía Eléctrica for Ps 12.0 billion. RECURRING ADJ. EBITDA (1) (2) (IN MILLIONS OF USD) RECURRING OPERATING INCOME (3) (IN MILLIONS OF USD) +5.8% +15.8% -5.4%

OPERATING INCOME 6 Recurring Operating Income(1) increased by 19% driven by higher crude oil prices in the Upstream business. OPERATING INCOME (IN MILLIONS OF PS) Excludes the profit of YPF S.A.'s investment in YPF Energía Eléctrica for Ps 12.0 billion.

OPERATING INCOME Revenue increase of 33.0% was higher than the 32.1% increase in cash costs (Cost of Sales + Purchases), resulting in higher Recurring Operating Income(1). OPERATING INCOME (IN MILLIONS OF PS) Excludes the profit of YPF S.A.'s investment in YPF Energía Eléctrica for Ps 12.0 billion.

UPSTREAM OPERATING INCOME Upstream Operating Income was up 138.9% due to a 39% increase in revenues driven by a 54% higher crude oil prices. Other expenses include: Ps 783 million of Other expenses, Ps 29 million of SG&A and Ps -528 million of Purchases (1)  OPERATING INCOME (IN MILLIONS OF PS)

DOWNSTREAM OPERATING INCOME Downstream Operating Income decreased by 8% on higher crude oil purchases and fuel imports that more than offset the 37% increase in revenues. (1) Includes product stock variations (1)  OPERATING INCOME (IN MILLIONS OF PS)

CONTENTS Q1 2018 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

FINANCIAL SITUATION CASH FLOW FROM OPERATIONS (IN MILLION OF PS) CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOWS (IN MILLION OF PS) Strong cash position at the end of Q1 2018 and positive free cash flow. Increase in working capital. Includes cash & cash equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Effective spending in fixed asset acquisitions during the quarter. Includes Ps -4,681 million of net financing and Ps -280 million of other investment activities. (1) (1) (2) (3) -13.1%

FINANCIAL SITUATION FINANCIAL DEBT AMORTIZATION SCHEDULE (1) (2) (IN MILLIONS OF USD) Cash position supported by solid operating cash flow generation in Q1 2018. Leverage ratio within the 2x area guidance. As of March 31, 2018. Converted to USD using the March 31, 2018 exchange rate of Ps 20.10 to U.S $1.00. Includes cash & equivalent, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Recurring LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 20.10 to U.S $1.00 and Recurring LTM Adj. EBITDA calculated as sum of quarters. USD denominated debt Peso denominated debt 80.2% denominated in USD and 19.8% in Argentine Pesos Average interest rates of 7.40% in USD and 24.83% in Pesos Average life of 6.3 years Net Debt /Recurring LTM Adj. EBITDA 1.89x (3)(4) (3)

CONTENTS Q1 2018 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

SUMMARY SUMMARY Reaffirming guidance of +10% EBITDA and production -2% area Strong demand is resulting in continued growth for all our products Improved financial ratios; positive free cash flow Production stabilized in line with our expectations Strong pipeline of projects in our power business Shale oil and gas pipeline with low development and lifting cost should allow profitable increase in production

1st Quarter Earnings Webcast Questions and Answers

1ST QUARTER 2018 EARNINGS WEBCAST May 09, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer